Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 1, 2023
TO THE PROSPECTUS DATED APRIL 13, 2023

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of April 2023;
•updates to the Management section of our prospectus; and
•an update to our share redemption plan.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of April 2023. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
April 3, 2023	$14.87	$14.96	$15.00	$14.98	$14.87	$14.82	$14.88
April 4, 2023	$14.87	$14.96	$14.99	$14.98	$14.87	$14.82	$14.88
April 5, 2023	$14.87	$14.96	$14.99	$14.98	$14.87	$14.82	$14.88
April 6, 2023	$14.87	$14.96	$14.99	$14.97	$14.87	$14.81	$14.88
April 10, 2023	$14.86	$14.95	$14.99	$14.97	$14.87	$14.81	$14.87
April 11, 2023	$14.86	$14.95	$14.98	$14.97	$14.87	$14.81	$14.87
April 12, 2023	$14.86	$14.95	$14.98	$14.97	$14.86	$14.81	$14.87
April 13, 2023	$14.88	$14.97	$15.00	$14.99	$14.89	$14.83	$14.89
April 14, 2023	$14.88	$14.97	$15.00	$14.99	$14.88	$14.83	$14.89
April 17, 2023	$14.87	$14.97	$14.99	$14.99	$14.88	$14.82	$14.89
April 18, 2023	$14.87	$14.96	$14.99	$14.98	$14.88	$14.82	$14.89
April 19, 2023	$14.87	$14.96	$14.99	$14.98	$14.88	$14.82	$14.89
April 20, 2023	$14.87	$14.96	$14.99	$14.98	$14.88	$14.82	$14.89
April 21, 2023	$14.85	$14.95	$14.97	$14.97	$14.86	$14.80	$14.87
April 24, 2023	$14.85	$14.95	$14.97	$14.97	$14.86	$14.80	$14.87
April 25, 2023	$14.85	$14.95	$14.97	$14.97	$14.86	$14.80	$14.87
April 26, 2023	$14.85	$14.95	$14.97	$14.97	$14.86	$14.80	$14.87
April 27, 2023	$14.85	$14.95	$14.97	$14.97	$14.87	$14.80	$14.87
April 28, 2023	$14.79	$14.88	$14.91	$14.90	$14.79	$14.74	$14.80

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Update to Management

The table on page 118 of our prospectus under the section of the prospectus titled “Management—Our Sponsor and Advisor” is updated to include the following officers of our advisor, and the biographies of such persons shown below are added to this section of our prospectus.

Name	Age	Position
Jane Benefield	61	Lead Asset Manager & Team Lead Real Estate Retail, Americas, DWS
Courtney Burkett	38	Lead Asset Manager & Team Lead Real Estate Residential, Americas, DWS
Terence Callahan	43	Lead Transaction Officer, Real Estate, Americas, DWS
Stephen George	57	Head of Asset Management, Real Estate, Americas, DWS

Jane Benefield has served as a member of the DWS Americas Investment Committee since April 2023 and has served as Lead Asset Manager and Team Lead Real Estate – Retail since November 2018. Ms. Benefield joined RREEF Real Estate’s Asset Management team in May 2015. Ms. Benefield served as asset manager at Gregory Greenfield and Associates, Ltd., from April 2000 to May 2015, where she specialized in redevelopment and repositioning of regional malls and also led certain acquisitions and disposition efforts. Prior to that, Ms. Benefield held various positions in Corporate Finance and Reporting for both private and public real estate investments at Jones Lang LaSalle, Equitable Real Estate and The Noro Group of Companies and earlier held various positions in public accounting. Ms. Benefield holds a B.S. in Accounting from The University of Alabama and an M.B.A. from Emory University.

Courtney Burkett has served as a member of the DWS Americas Investment Committee since April 2023 and has served as Lead Asset Manager and Team Lead Real Estate – Residential since April 2022. Prior to this, Ms. Burkett oversaw residential asset management at Goldman Sachs & Co. from 2007. Ms. Burkett holds a B.S. in Business Administration from Texas A&M University.

Terence Callahan has served as a member of the DWS Americas Investment Committee since April 2023 and has served as Lead Transactions Officer and Team Lead Real Estate for the Eastern United States since March 2022. Prior to this, Mr. Callahan was a Transaction Officer from March 2013 and a Transaction Associate from March 2011 sourcing commercial real estate transactions throughout the Northeastern United States. Mr. Callahan joined DWS in 2006 as a real estate market research associate, being promoted to Assistant Vice President before transitioning to the transactions group in March 2011. Prior to this, Mr. Callahan worked in real estate market research at Sentinel Real Estate Corporation. Mr. Callahan holds a B.A. in History from Gettysburg College and an M.S. in Real Estate from New York University.

Stephen George has served as a member of the DWS Americas Investment Committee since April 2023 and has served as the Head of Asset Management, Real Estate, Americas, DWS since 2017. Mr. George joined DWS in 2001 as an Asset Manager, Real Estate, Americas specializing in the office and industrial property sectors. Prior to joining DWS, Mr. George was Project Manager/Director at Spieker Properties, from January 1996 to July 2001. Prior to this, Mr. George was an office and industrial leasing broker at Bishop Hawk Commercial Real Estate Brokerage Services. Mr. George holds a B.S. in Business Administration from the California State University, Chico, and holds a California Real Estate Sales license.

The section of our prospectus titled “Management—Investment Committees of the Advisor—Americas Investment Committee” on page 121 is replaced in entirety with the below.

Our advisor utilizes the Americas Investment Committee to govern multiple aspects of our portfolio. The committee monitors our strategy for portfolio allocations among real properties, real estate equity securities and real estate loans consistent with the target allocations approved by our board of directors. The committee is also responsible for (i) monitoring liquidity for compliance with our investment guidelines, (ii) reviewing our investment guidelines that will be implemented by our advisor and (iii) developing, monitoring and implementing financing strategies and material capital expenditures. The Americas Investment Committee monitors our investment strategy and portfolio performance and provides guidance to real estate professionals in order to assist them with meeting our investment objectives. In addition, the Americas Investment Committee evaluates direct investment opportunities in real properties for our portfolio and monitors individual investment exit strategies with respect to our real properties. The committee reviews and approves each potential real property investment before our advisor considers the opportunity for our portfolio. The Americas Investment Committee also screens and approves investments in real estate loans, including the origination or purchase of debt instruments and the disposition, financing, re-financing, workout or material modification or restructuring of such investments. The members of the Americas Investment Committee are Jane Benefield, Courtney Burkett, Terence Callahan, Timothy E. Ellsworth, Stephen George, W. Todd Henderson, Vikram Mehra, Michael J. Nigro, John W. Vojticek and Kevin White; provided, however, that Ms. Benefield will only vote on matters relating to our investments in retail properties, Ms. Burkett will only vote on matters relating to our investments in residential properties, Mr. Callahan will only vote on matters related to our investments in real properties located in the Easter region, Mr. George will only vote on matters related to our investments in office and industrial properties, and Mr. Vojticek will only vote on matters relating to our investments in real estate securities. The members of the Americas Investment Committee are all employees of DWS.

For information concerning the background of Mr. Henderson, see “—Directors and Executive Officers” above. For information concerning the background of Ms. Benefield, Ms. Burkett, and Messrs. Callahan, Ellsworth, George, Mehra, Nigro, Vojticek and White, see “—Our Sponsor and Advisor” above.

Share Redemption Plan

The following disclosure supplements and should be read in conjunction with the section of the prospectus titled “Share Repurchases and Redemptions—Redemption Limitations” and all other similar disclosure in the prospectus.

As of April 25, 2023, we have received share redemption requests during the quarter ending June 30, 2023 in excess of the limit of 5% of our combined NAV as of March 31, 2023. Pursuant to the terms of our share redemption plan, all redemption requests received during the quarter prior to April 25, 2023 were satisfied 100% on a first-come, first-served basis. Redemption requests received on April 25, 2023 were satisfied on a pro rata basis at 57.4% of the requested amount without regard to share class.

As a result of reaching the quarterly redemption volume limitation under our share redemption plan, we will no longer accept additional redemption requests until July 1, 2023. All unsatisfied redemption requests received during the quarter ending June 30, 2023 must be resubmitted on or after July 1, 2023 to be accepted.